August 2, 1999



Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $2,073,000, or $0.28 per diluted share, for the second quarter of 1999, compared to net income of $3,279,000, or $0.44 per share, earned in the second quarter of 1998. The 36% decrease in per share earnings was primarily the result of expenses related to Pinnacle's pending merger. On March 19, 1999, Pinnacle announced a definitive agreement for the merger of Pinnacle into Old Kent Financial Corporation.

Net income for the first six months of 1999 totaled $4,094,000, or $0.55 per share, compared to $7,129,000, or $0.95 per share, earned in the first half of 1998, a 42% per share decrease. Earnings for the first half of 1999 were likewise affected by expenses related to the pending merger. Total assets at June 30, 1999 were $1.005 billion, similar to the year ago quarter-end. Total loans amounted to $556 million, a 9% increase, and total deposits were $861 million, 2% lower than the comparable quarter. Stockholders' equity was $104 million at June 30.

Excluding the effect of items related to the merger announcement, earnings for the second quarter of 1999 would have increased approximately 7% over the comparable quarter of the previous year. Net interest income increased 8% as the result of a 20 basis point increase in the net interest margin coupled with a 3% increase in average earning assets. Other operating expense increased 48% as a result of expenses related to the proposed merger. Without these items, total operating expenses would have declined approximately 2% from the amount recorded in the second quarter of 1998.

Net gains on the sale of securities were $5.0 million in the second quarter of 1999 compared with $2.3 million recorded in the same period of 1998. The net gains recorded in the second three months of 1999 were exclusively related to the sale of equity securities as part of Pinnacle's equity investment program in other financial institutions. This portfolio was substantially liquidated during the second quarter with proceeds used to retire corporate debt.

Non-performing assets totaled $5,618,000 at June 30, 1999, a decrease of $317,000, or 5%, from the amount at the previous year end. Net charge-offs were $186,000, or 0.03% of average loans, for the second quarter of 1999. The allowance for loan losses was $6,993,000, or 1.26% of loans at quarter end. Non-performing assets at June 30, 1999 were 1.01% of total loans plus other real estate owned, and amounted to 0.56% of total assets.

The definitive agreement for the merger of Pinnacle into Old Kent calls for the shareholders of Pinnacle to receive a fixed exchange ratio of 0.75285 shares of Old Kent common stock for each Pinnacle share held. The exchange ratio has been adjusted to give effect to a 5% Old Kent stock dividend payable July 19, 1999, to Old Kent's shareholders of record on June 29, 1999. The merger is subject to the customary approvals by Pinnacle shareholders and by regulatory authorities. A Special Meeting of Pinnacle Shareholders has been set for August 10. The transaction is expected to be consummated on September 3, 1999.

At the Board of Directors' meeting on July 20, 1999, the Board declared a dividend of $0.25 per share payable on August 12 to shareholders of record as of August 2.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

                            PINNACLE BANC GROUP, INC.
                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)


                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    QUARTER ENDED JUNE 30                        YEAR TO DATE
                                             ------------------------------------      ---------------------------------
                                                  1999                1998                  1999               1998
                                             ----------------    ----------------      ----------------    -------------
INCOME STATEMENT
   Net interest income                                $8,669              $7,990               $17,233          $15,902
   Provision for loan losses                               0                   0                     0                0
   Net securities gains                                5,024               2,278                 7,606            5,176
   Non-interest income                                 2,136               2,182                 4,120            4,455
   Non-interest expense                               11,152               7,546                19,785           14,861
   Provision for income taxes                          2,604               1,625                 5,080            3,543
   Net income                                          2,073               3,279                 4,094            7,129

BALANCE SHEET (END OF PERIOD)
   Total assets                                   $1,005,354          $1,029,951
   Loans                                             556,174             509,591
   Portfolio funds                                   364,816             427,268
   Deposits                                          860,723             875,530
   Debt                                                    0              15,900
   Stockholders' equity                              103,922             116,312

PER SHARE DATA
   Earnings per share                                 $ 0.28              $ 0.44                 $0.55            $0.95
   Book value                                          14.04               15.49                 14.04            15.49
   Dividends                                            0.25                0.23                  0.50             0.46
   Cash earnings per share                              0.36                0.52                  0.71             1.11
   Tangible book value                                 11.42               12.58                 11.42            12.58

RATIOS
   Return on average equity                              7.9 %              13.2 %                 7.8 %           14.4 %
   Return on average assets                             0.80                1.29                  0.77             1.41
   Net interest margin                                  3.72                3.52                  3.61             3.53
   Non-performing assets / total assets                 0.56                0.71                  0.56             0.71

MARKET DATA
  Stock price range (DURING THE QUARTER):
      High                                            $34.00              $37.00
      Low                                              28.75               32.00
      Close                                            31.81               33.25
   Annual dividend rate                                 1.00                0.92